Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2007	2006

Earnings

Loss from operations before Income Taxes	$(310)	$(451)
Fixed Charges	466	470

Total Earnings	$156	$19

Fixed Charges
Interest Expense	$456	$456
Amortization of Debt Costs	8	12
Interest Element of Rentals	2	2

Total Fixed Charges	$466	$470

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the three months ended March 31, 2007 and 2006 were insufficient to cover fixed charges by $310 and $451, respectively. As a result of such deficiencies, the ratios are not presented above.